UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez Citibank, N.A. 388 Greenwich St. New York, NY 10013 (713) 693-6677 (Name, address and telephone number of agent for service)

CNH Equipment Trust 2021-C (Exact name of obligor as specified in its charter)

Delaware	87-6580609
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

Eric Mathison General Counsel CNH Industrial Capital, LLC 5729 Washington Avenue Racine, WI 53406 Tel: (262) 636-6431	Mark Michigan Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201 Tel: (214) 665-3692

Asset - Backed Notes

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)                               Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)        Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2020 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 13th day of October, 2021.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer

EXHIBIT 7 REPORT OF CONDITION OF CITIBANK, N.A. CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, In milliom ofdollars 2020 2019 Assets Cash and due from banks (including segregated cash and other deposits) Deposits with banks, net of allowance s $ 26,349 283,266 23,967 169,952 Securities borrowed and purchased under agreements to resell (including $185,204 and $153,193 as of December 31, 2020 and 2019, respectively, at fair value), net of allowance Brokerage receivables, net of allowance Trading account assets (including $168,967 and $120,236 pledged to creditors at December 31,2020 and 2019, respectively) Investments: Available-for-sale debt securities (including $5,921 and $8,721 pledged to creditors as of December 31, 2020 and 2019, respectively), net of allowance Held-to-maturity debt securities (including $547 and $1,923 pledged to creditors as of December 31, 2020 and 2019, respectively), net of allowance Equity securities (including $1,066 and $1,162 as of December 31,2020 and 2019, respectively, at fair value) 294,712 44,806 251,322 39,857 37!i,079 276,140 33!i,084 280,265 104,943 80,775 7,332 7,523 s Total investments Loans: Consumer (including $14 and $18 as of December 31,2020 and 2019, respectively, at fair value) Corporate (including $6,840 and $4,067 as ofDecember 31,2020 and 2019, respectively, at fair value) 447,359 $ 368,563 288,839 387,044 309,548 389,935 s $ Loans, net of unearned income Allowance for credit losses on loans (ACLL) 675,883 (24,956) 699,483 (12,783) 650,927 $ 22,162 Total loans, net Goodwill Intangible assets (including MSRs of$336 and $495 as ofDecember 31,2020 and 2019, respectively, at fair value) Other assets (including $14,613 and $12,830 as of December 31, 2020 and 2019, respectively, at fair value), net of allowance $ 686,700 22,126 4,747 4,822 110,683 107,709 $ 2,260,090 $ Total useta 1,951,158 The following table presents certain assets of consolidated variable interest entities (VIEs), which are included on the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Inaddition, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. December 31, 2020 2019 In milliom of dollars Assets of consolidated VIEs to be used to settle oblications of consolidated VIEs Cash and due from banks Trading account assets Investments Loans, net of unearned income Consumer Corporate $ 281 8,104 837 $ 108 6,719 1,295 37,!i61 17,027 46,977 16,175 s Loans, net of unearned income Allowance for credit losses on loans (ACLL) !i4,!i88 $ (3,794) 63,152 (1,841) $ 50,794 $ 43 Total loans, net Other assets 61,311 73 60,059 $ Total useta of consolidated VIEs to be used to settle obliptions of consolidated VIEs $ 69,506 Statement continues on the next page. 140

CONSOLIDATED BALANCE SHEET
(Continued)

Citigroup Inc. and Subsidiaries

		December 31,		
In millions of dollars, except shares and per share amounts		**2020**		2019
Liabilities				
Non-interest-bearing deposits in U.S. offices	$	**126,942**	$	98,811
Interest-bearing deposits in U.S. offices (including $879 and $1,624 as of December 31, 2020 and 2019, respectively, at fair value)		**503,213**		401,418
Non-interest-bearing deposits in offices outside the U.S.		**100,543**		85,692
Interest-bearing deposits in offices outside the U.S. (including $1,079 and $695 as of December 31, 2020 and 2019, respectively, at fair value)		**549,973**		484,669
Total deposits	$	**1,280,671**	$	1,070,590
Securities loaned and sold under agreements to repurchase (including $60,206 and $40,651 as of December 31, 2020 and 2019, respectively, at fair value)		**199,525**		166,339
Brokerage payables		**50,484**		48,601
Trading account liabilities		**168,027**		119,894
Short-term borrowings (including $4,683 and $4,946 as of December 31, 2020 and 2019, respectively, at fair value)		**29,514**		45,049
Long-term debt (including $67,063 and $55,783 as of December 31, 2020 and 2019, respectively, at fair value)		**271,686**		248,760
Other liabilities (including $6,835 and $6,343 as of December 31, 2020 and 2019, respectively, at fair value), including allowance		**59,983**		57,979
Total liabilities	$	**2,059,890**	$	1,757,212
Stockholders' equity				
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: **779,200 as of December 31, 2020** and 719,200 as of December 31, 2019, at aggregate liquidation value	$	**19,480**	$	17,980
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: **3,099,763,661 as of December 31, 2020** and 3,099,602,856 as of December 31, 2019		**31**		31
Additional paid-in capital		**107,846**		107,840
Retained earnings		**168,272**		165,369
Treasury stock, at cost: **1,017,674,452 shares as of December 31, 2020** and 985,479,501 shares as of December 31, 2019		**(64,129)**		(61,660)
Accumulated other comprehensive income (loss) (AOCI)		**(32,058)**		(36,318)
Total Citigroup stockholders' equity	$	**199,442**	$	193,242
Noncontrolling interests		**758**		704
Total equity	$	**200,200**	$	193,946
Total liabilities and equity	$	**2,260,090**	$	1,951,158

The following table presents certain liabilities of consolidated VIEs, which are included on the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

		December 31,		
In millions of dollars		**2020**		2019
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup				
Short-term borrowings	$	**9,278**	$	10,031
Long-term debt		**20,405**		25,582
Other liabilities		**463**		917
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$	**30,146**	$	36,530

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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